Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

21/390 St Kilda Road Melbourne, Victoria 3004 Australia

(Address of Principal Executive Offices)

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___	No ☒

                (If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ KAREN PING-HUAY KEE

Name:	Karen Ping-Huay Kee
Title:	Manager, Group Secretarial Services

Date:     2 April 2003

Media Releases / Announcements:

Exhibit 1 – Divestment of six hospitals and associated writedown

Exhibit 2 – Mayne completes Canadian logistics transaction

Exhibit 3 – Mayne confirms logistics sale completion

Exhibit 4 – Mayne completes NSW radiology acquisition

Exhibit 5 – Mayne has status lifted by the FDA

Exhibit 6 – Appendix 4B – half yearly report ended 31 Dec 2002

Exhibit 7 – Mayne reports half year results

Exhibit 8 – Mayne to acquire Queensland Diagnostic Imaging

Exhibit 9 – Information compendium for the six months to 31 Dec 2002